FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item
1	Relevant Fact dated September 22, 2009

RELEVANT FACT
Banco Santander, S.A. discloses information in connection with the free-of-charge capital increase through which the flexible remuneration scheme “Santander Dividendo Elección” (scrip dividend scheme) will be implemented. An informative document regarding the capital increase is enclosed for purposes of sections 26.1.e) and 41.1.d) of Royal Decree 1310/2005, of 4 November (implementing Directive 2002/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading).
Boadilla del Monte (Madrid), September 22, 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 22, 2009	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President